SCHEDULE A

Series of Professionally Managed Portfolios	Annual Fee Rate as a Percentage of Average Daily Net Assets
Muzinich Credit Opportunities Fund	0.60%
Muzinich High Income Floating Rate Fund	0.50%
Muzinich U.S. High Yield Corporate Bond Fund	0.55%

Muzinich Low Duration Fund	0.45%

Effective date: May 30-31, 2018

PROFESSIONALLY MANAGED PORTFOLIOS on behalf of the series listed on Schedule A	MUZINICH & CO., INC.
By:	By:
Name: Elaine E. Richards	Name:
Title: President	Title:

Appendix A approved by the Board of Trustees: January 3, 2013 to remove the Muzinich Short Duration High Yield Corporate Debt Fund upon termination of operations. Revised May 23-24, 2016 to add Muzinich Low Duration Fund. Revised May 30-31, 2018 to reduce the management fee of the High Income Floating Rate Fund.

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